PRESS RELEASE

BANRO ACHIEVES RECORD GOLD PRODUCTION IN Q3 AS NAMOYA DELIVERS STEADY-STATE PERFORMANCE

Toronto, Canada – October 11, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces operating results for the third quarter of 2016.

Q3 OPERATIONAL HIGHLIGHTS

  Twangiza and Namoya produced a combined 53,377 ounces of gold during the third quarter of 2016, for year-to-date total production of 147,242 ounces of gold. Both figures represent record production levels for the Company.
  Twangiza produced 25,187 ounces of gold in the third quarter of 2016.
  Namoya produced 28,190 ounces of gold in the third quarter of 2016, in-line with steady state production levels.
  Banro remains on track to meet 2016 annual gold production guidance.

“We are very pleased with Namoya’s third-quarter performance, which is in-line with steady-state operations,” said Banro President and CEO John Clarke. “With Twangiza and Namoya’s robust mining operations, we have a base for continued organic growth from both our mining licenses and our regional exploration opportunities.”

Twangiza Update

Twangiza’s gold production in the third quarter of 2016 was consistent with the first two quarters of 2016. During the quarter, mining productivity improved as Twangiza continued to move increased amounts of waste overburden material to better align the mining program for achieving increased ore deliveries in future quarters. Recoveries at Twangiza during the quarter were impacted by the blend of ore type based on available mining faces. Delays in the delivery and installation of the fine crushing expansion that was expected during the third quarter of 2016 restricted the operation’s ability to enhance recoveries of ore with lower metallurgical recoveries.

Preliminary 2016 third quarter results for the Twangiza mine, in comparison to the same period of 2015 and the second quarter of 2016, are as follows:

Operating Metrics	Units	Q3 2016	Q3 2015	% Change	Q2 2016	% Change	Q3 YTD 2016	Q3 YTD 2015	% Change
Total material mined	Tonnes	1,420,698	707,861	101%	1,046,552	36%	3,354,155	2,453,739	37%
Total ore mined	Tonnes	588,897	453,960	30%	450,491	31%	1,499,180	1,634,399	(8%)
Total ore milled	Tonnes	437,375	441,579	(1%)	414,829	5%	1,267,134	1,299,084	(2%)

Head grade	g/t Au	2.62	3.07	(15%)	2.75	(5%)	2.66	3.10	(14%)
Recovery	%	67.0	79.8	(16%)	75.7	(11%)	73.2	80.9	(10%)
Strip ratio	t:t	1.41	0.56	152%	1.33	6%	1.24	0.50	148%
Gold production	Ounces	25,187	34,824	(28%)	26,218	(4%)	78,043	105,092	(26%)

Namoya Update

Total gold production at Namoya for the third quarter of 2016 was 28,190 ounces, which is inline with steady state operations. Ore mined increased 33% over the previous quarter and ore stacked in the third quarter of 2016 increased to 656,164 tonnes or 35% from the second quarter of 2016. The auxiliary equipment commissioned during the third quarter of 2016 supported the increased mining activities, which in turn allowed for improved stacking rates. The average grade stacked was lower than the previous quarter as a result of the blending of low-grade ore with higher-grade ore delivered from mining operations. Gold production in the fourth quarter is expected to increase as the operation benefits from the increased levels of ore stacked during the third quarter and continued productivity in-line with steady state operations.

Preliminary 2016 third quarter production results for the Namoya mine, compared to the same quarter in 2015 and the second quarter of 2016, are as follows:

Operating Metrics	Units	Q3 2016	Q3 2015	% Change	Q2 2016	% Change	Q3 YTD 2016	Q3 YTD 2015	% Change
Total material mined	Tonnes	2,709,422	1,544,808	75%	1,904,968	42%	6,596,945	2,995,695	120%
Total ore mined	Tonnes	602,183	356,651	69%	452,982	33%	1,434,132	788,564	82%
Total ore stacked	Tonnes	656,164	446,653	47%	485,319	35%	1,555,603	1,032,243	51%
Head grade	g/t Au	1.87	1.67	12%	2.03	(8%)	1.94	1.70	14%
Strip ratio	t:t	3.50	3.33	5%	3.21	9%	3.60	2.80	29%
Gold production	Ounces	28,190	12,157	132%	23,455	20%	69,199	31,936	117%

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com